October 31, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 2000 and 1999, total revenues increased 8.8% from $524,165 to $570,469 and total expenses increased 19.5% from $274,290 to $327,756. Minority interest in income of real estate joint ventures increased 7.6% from $137,654 to $148,054. As a result, net income decreased 15.7% from $112,221 for the three-month period ended September 30, 1999, to $94,659 for the same period in 2000. Rental revenue increased as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's four mini-storage facilities averaged 89.2% for the three-month period ended September 30, 2000 as compared to 85.5% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $55,900 (22.7%) primarily as a result of higher advertising costs, maintenance and repair, property management fees, workers compensation insurance and salaries and wage expenses, partially offset by lower real estate tax expense. Property management fees, which are computed as a percentage of rental revenue, increased as a result of the increase in rental income. General and administrative expenses remained relatively constant.

For the nine-month periods ended September 30, 2000, and 1999, total revenues increased 3.5% from $1,577,171 to $1,632,198 and total expenses increased 7.1% from $883,362 to $946,467. Minority interest in income of real estate joint ventures increased 7.6% from $137,654 to $148,054. As a result, net income decreased 3.3% from $556,155 for the nine-month period ended September 30, 1999, to $537,677 for the same period in 2000. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approx-imately $61,700 (7.9%) primarily as a result of higher yellow pages advertis-ing costs, maintenance and repair, property management fees, salaries and wages and workers compensation insurance expenses, partially offset by lower real estate taxes and power and sweeping expenses. The increase in property management fees was discussed above. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard that hit Illinois and Michigan, where two of the Partnership's properties are located, did not materialize in the current year. General and administrative expenses remained relatively constant.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President